Michael A. Ramirez

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

July 22, 2020

Ms. Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Initial Registration Statement on Form N-4; Pacific Choice Income
File No. 333-236927

Separate Account A of Pacific Life & Annuity Company (811-09203)
Initial Registration Statement on Form N-4; Pacific Choice Income
File No. 333-236928

Ms. Choo,

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments provided on June 30, 2020, received in connection with the above referenced Initial Registration Statements on Form N-4, filed March 6, 2020.

1.	Staff Comment 1: All disclosure changes should carry over to any other applicable sections of the Prospectus on both the National and New York versions.

Response: We confirm that we will include any edits to all relevant and applicable sections of the Prospectus and carry over edits to the New York Prospectus.

2.	Staff Comment 2: Consider adding a definition of “Maximum Annuity Date” to the Terms Used in This Prospectus section in order to distinguish “Annuity Date” from “maximum Annuity Date” used throughout the Prospectus.

Response: We respectfully prefer to not include a set definition of “maximum Annuity Date.” In general, the maximum Annuity Date will be the Annuitant’s 95th birthday (in the case of a sole Annuitant) or the younger Annuitant’s 95th birthday (in the case a Joint Annuitant). However, states may require a different maximum Annuity Date, and this may further change due to the kind of Contract purchased. Since these factors are unique for each Contract Owner, we disclose the specific maximum Annuity Date and age for each Contract Owner in their Contract documents in order to

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eliminate the risk of confusion. Additionally, the term itself, if defined in the Prospectus, would slightly deviate from the term used in the Contract and Contract documents, which may also cause confusion.

3.	Staff Comment 3: On page 9, please add language to clarify that the rider must be purchased at contract purchase or issuance after the first sentence of the second paragraph (to second paragraph, sentence “You must purchase a guaranteed minimum withdrawal benefit rider with this Contract.”).

Response: We included disclosure to the referenced section of the Prospectus accordingly.

4.	Staff Comment 4: On page 12, the first full paragraph (“We are only required to make lifetime…”), please add “after 59 ½” after “is reduced to 0.” Please change “may not occur” to “may never occur.” Make sure this is made throughout the Prospectus where this disclosure appears.

Response: We included the above disclosure to the referenced sentence as follows (new language underlined):

“We are only required to make lifetime income payments to the Contract Owner once the Contract Value is reduced to zero after the Designated Life reaches the age of 59½ (except due to Excess Withdrawals), which may never occur.”

5.	Staff Comment 5: On the fourth full paragraph of page 12, at the discussion of asset allocation program (“At initial purchase and during the entire time”), remove any reference to “asset allocation program” if no asset allocation program is available. Remove any disclosure regarding asset allocation program from the Prospectus, and state in the appropriate sections that although there is no asset allocation program currently offered the company reserves the right to add an asset allocation program in the future.

Response: We removed the references to asset allocation programs or models, with the caveat that none are currently offered but may be offered in the future.

6.	Staff Comment 6: In connection with our initial comment 25, please supplementally confirm that the examples on page 16 do include the relevant fees and taxes.

Response: We confirm that the examples include any applicable fees and taxes in their calculations.

7.	Staff Comment 7: On page 23, at the paragraph beginning with the sentence “We have the right, at our option…” In the last sentence, and consistent with elsewhere in the Prospectus, please include “with prior notice” before to “transfer such account value…”

Response: We included “with prior written notice” in the appropriate disclosure accordingly.

8.	Staff Comment 8: On page 30 under the Life Only annuity option, state that “No annuity payment will be made if annuitant dies before the first payment.” Add the same disclosure to the third Annuity Option - Joint and Survivor Life paragraph.

Response: We included the above disclosure accordingly.

Ms. Yoon Choo

9.	Staff Comment 9: Under Optional Withdrawals section on page 36, Please remove the three sentences in the middle of the paragraph pertaining to the 30-day waiting period for partial withdrawals from the Investment Options (3 sentences in middle of paragraph starting with “Beginning 30 calendar days…”

Response: We removed references to the 30-day wait period following the Contract Date for transfers from the Investment Options and fixed options from the Prospectus.

10.	Staff Comment 10: On page 41, in bolded paragraph where we reserve the right to change or add asset allocation programs or allowable Investment Options, please supplementally confirm we are only reserving right to add, remove, or change individual investment options and NOT intending to impose restrictions as to the amount that may be allocated to the available investment options.

Response: We confirm that we do not intent to impose restrictions as to the amount that may be allocated to the available Investment Options under the Contract. However, we request that Contract Owners receive prior approval if their initial Protected Payment Base under the living benefit riders will exceed $1,000,000 (consistent with industry practice) but is not intended to limit the amount that can be allocated.

11.	Staff Comment 11: On page 43, please bold the first sentence in the final paragraph on the page (“For purposes of this Rider, the term ‘withdrawal’ includes any applicable…”)

Response: We bolded the referenced sentence in the rider sections accordingly.

12.	Staff Comment 12: Under Owner Elected Reset (Non-Automatic) paragraph on page 45, Registrant declined to include Comment 46 of letter. However, we note that the requested disclosure appears in the parallel disclosure of the EIS 2 riders (“There may be situations where you may want to elect an Owner-Elected Reset”). Please add parallel disclosure in FIG riders that is in the EIS 2 disclosure.

Response: We appreciate the Staff bringing this to our attention. We included similar disclosure in the corresponding FIG rider sections.

13.	Staff Comment 13: On page 45 in the second to last paragraph on the page, please add “you are entitled to receive for life under the Rider” after “may be less than the protected payment amount.”

Response: We added the referenced disclosure accordingly.

14.	Staff Comment 14: On page 52, in the Protected Payment Base definition, please add a cross reference to the example in the appendix for both single and joint, as is done in the definitions under FIG.

Response: We added the cross-reference to the applicable example in the Enhanced Income Select 2 (Single and Joint) Appendix in both rider definition sections for EIS 2.

15.	Staff Comment 15: On page 54, after the last bullet in the Required Minimum Distributions subsection (“Only RMD withdrawals are made…”), please add the following if accurate: “Once a

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withdrawal occurs, including RMD withdrawals, no annual credit will be added to the protected payment base. In addition, annual credit eligibility cannot be reinstated or restarted by any automatic or owner-elected reset.”

Response: We included the referenced disclosure accordingly to both Single and Joint sections of the rider.

16.	Staff Comment 16: On page 55 under the Subsequent Purchase Payments subsection, please add cross-reference to the appropriate example in appendix (after “If we accept additional Purchase Payments after the Rider Effective Date….”) as it appears in the other rider section.

Response: We added the cross-reference to the applicable example in the Enhanced Income Select 2 (Single and Joint) Appendix in both Subsequent Purchase Payment sections for EIS 2.

17.	Staff Comment 17: On page 55 under the Termination subsection, please add “(such as through withdrawals, fees, or market performance)” after “the day the Contract Value is reduced to zero (0)” in the last bullet.

Response: The above disclosure was added accordingly.

18.	Staff Comment 17: Under Example 4 on page 86, in the second sentence of new paragraph added to the example please change “available free amount” to “free withdrawal amount” for consistency with other Prospectus disclosure.

Response: We updated the disclosure in the example accordingly.

19.	Staff Comment 19: Under example 4 on page 96, please add the parallel disclosure (the new language) as the corresponding appendix example for FIG. The examples in each rider appendix include half of what should be there. Combine the two portions (one has the preamble and the other has the example) and add the “whole” to both examples in each appendix.

Response: The Example #4 language from each living benefit rider appendix were merged to include the more complete disclosure.

20.	Staff Comment 20: Please file new Powers of Attorney with the pre-effective amendment.

Response: The Powers of Attorney corresponding to the Pacific Choice Income products were previously filed in April 2020 and include the Pacific Choice Income registration number. We incorporated the Powers of Attorney by reference, with a hyperlink to the document on EDGAR, with pre-effective amendment #1.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please do not hesitate to reach me by email or at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez